

July 13, 2009

Mr. Michael Lee
Chief Financial Officer
China YouTV Corp.
8th floor, MeiLinDaSha, Ji 2
GongTi Road, East
Beijing, China 10027

> **Re: China YouTV Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed October 3, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 13, 2009**
> **Response Letter Dated July 7, 2009**
> **File No. 001-32984**

Dear Mr. Lee:

We have reviewed your response letter dated July 7, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Unaudited Financial Statements, page 1

1.   We note your responses to our prior comments numbers three and four and have no additional comments at this time. We may have additional comments after reviewing your amended Form 10-Q.

Controls and Procedures, page 9

2.   We have reviewed your proposed disclosure in response to our prior comment number five and note the following:

- You state that "The audit committee had adopted the framework for assessment developed by The Committee Sponsoring Organizations of the Treadway Commission (COSO) report." Please note that the COSO framework relates to your annual evaluation of internal controls over financial reporting made pursuant to Item 308 of Regulation S-K. Your disclosure in your 10-Q should address your evaluation of disclosure controls and procedures pursuant to Item 307 of Regulation S-K, rather than Item 308. As such, please remove the above quoted reference to COSO from your proposed expanded disclosure.

- You disclose that "The audit committee have as of the close of the period covered by this Quarterly Report, evaluated the Company's disclosure controls and procedures…" Please note that the evaluation of disclosure controls and procedures required to be disclosed pursuant to Item 307 of Regulation S-K is required to be those of your principal executive and principal financial officers, or persons performing similar functions. It is unclear from your filing whether your Chief Executive Officer and Chief Financial Officer (John Sadowski and Michael Lee, respectively) constitute the entire audit committee. Please modify your disclosure to clarify that your evaluation was performed by your principal executive and principal financial officers.

- You disclose that "The audit committee have as of the close of the period covered by this Quarterly Report, evaluated the Company's disclosure controls and procedures (as defined in Rules 13a-4c and 15d-14c)…" Please note that the definition of disclosure controls and procedures are located in Rule 13a-15(e) of the Exchange Act. Please modify your disclosure accordingly and ensure that your evaluation was performed in accordance with the definition in Rule 13a-15(e).

- You state that your disclosure controls and procedures were effective "in ensuring that material information relating to the Company was made known to them during the period covered by this Quarterly Report." Because this disclosure quoted above is not within the listed objective of disclosure controls and procedures, and because the quoted disclosure could be perceived as a limitation on your determination of effectiveness, please modify your proposed disclosure to remove the language quoted above.

- You disclosure that there have been no "significant" changes in your internal controls over financial reporting during the quarter. Please note that the significance of a change is not contemplated as a factor in satisfying the disclosure requirements of Item 308(c) of Regulation S-K. Please modify your disclosure to remove reference to "significant" changes in your internal controls. Instead, if true, you may disclose that there have been no changes that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

In your response to this comment, please provide us with a sample of your proposed modified Item 4 ("Controls and Procedures") disclosure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

W. Bradshaw Skinner
Sr. Asst. Chief Accountant